Filed by Nextel Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Nextel Partners, Inc.
Commission File No.: 0-29633

June 30, 2005

PUT PROCESS AND PRICING

Background: Nextel Partners, Inc. (NPI) has recently filed preliminary proxy materials with the SEC regarding a potential exercise of certain “put rights” that may arise upon completion of the currently pending Sprint/Nextel merger.

•	We did not supply or participate in preparing any relevant disclosure or other information included in the NPI preliminary proxy materials.

•	Nothing we state here or in our 8-K filing today will be deemed to constitute or evidence our acceptance of or agreement with any of the legal or contractual conclusions or characterizations in NPI’s preliminary proxy materials.

•	We disclaim any responsibility for the accuracy or completeness of those materials.

•	The aspects of the put process and pricing discussed here are among many of the complex issues involved. We will comment on other aspects of this process in due course as appropriate.

Put Trigger: After the closing of Nextel’s merger with a subsidiary of Sprint Corporation in the pending Sprint/Nextel merger, NPI shareholders have the right to vote to sell (or “put”) their stock to a subsidiary of Nextel known as “NWIP.”

•	However, this requires 20% of NPI shareholders to request a meeting; NPI indicated it has not yet received this request. And before that request can begin, NPI must notify its shareholders of the Sprint/Nextel merger closing. The Sprint/Nextel merger is expected to close in the third quarter of 2005.

•	Unclear whether the meeting will be requested or whether the NPI shareholders will vote to put or, if so, as to timing.

•	The NPI shareholder meeting to consider the put exercise could be delayed for a significant period in certain circumstances.

•	Once appraisal process triggered, NPI’s charter has no mechanism to turn it off.

Appraisal Process Determines Pricing: The price to be paid for NPI shares if the put rights are exercised is determined in an appraisal process established by the NPI charter.

•	There is likely to be a considerable period of time between the notice that the Sprint/Nextel merger has closed and the determination of put price.

•	If NPI shareholders vote to exercise the put, we do not expect the initial appraisal to be complete until at least four months after the shareholder meeting.

•	After the initial appraisal is complete, each of NWIP and the individual NPI shareholders have the right to challenge the initial appraisal: any challenge would mean an additional undeterminable period of time before the put price is final.

•	NPI appoints one appraiser, NWIP the other; if the two appraisers differ by more than 10%, they select a third.

•	If third appraisal is within the middle one-third of the range of the first two appraisals, then the third appraisal becomes the fair market value. If it is not, the fair market value will be the average of the closest of the first two appraisals and the third appraisal.

•	In no event will fair market value resulting from the appraisal process be outside of the range of the first two appraisals.

•	“Fair market value” involves what we believe will be a determination of the intrinsic economic value of NPI based on its future prospects. The NPI charter defines “fair market value” as the price that would be paid by a “willing buyer to a willing seller” in an arms-length transaction. The charter also specifies factors the appraisers are to consider, including:

•	Trading activity and history and the “unaffected” public market prices, although actual period that appraisers will look to is unclear.

•	A “control premium” will be included and “no minority discount” will be included

•	We expect that appraisers will need to determine what types of comparable companies, precedent transactions, financial assessments or periods to use, etc., all of which can affect this.

•	We do not believe, however, that a “control premium” is additive to “fair market value” — it is one factor included in the determination of intrinsic value of an enterprise and its future prospects and is used generally with its corollary “no minority discount.”

•	With more than 20 factors to consider, there are many areas for evaluation and assessment by the appraisers, as is typical in such an appraisal process.

•	We do not intend to comment at this time on every aspect of the Nextel Partners preliminary proxy materials with which we might disagree, but we note that these materials refer to premiums paid in precedent transactions.

•	We believe that the relevance of premiums paid in precedent transactions is limited.

•	Any price paid in a precedent transaction — whether above, below or at any stock price trading level — is a function of the acquirer’s ability to earn a fair return on its investment and is specific to any particular transaction.

•	The final put price could be lower than current market values.

•	The full text of the definition of Fair Market Value from the NPI charter is attached as Annex A.

Challenge Process Available to Either Party:

•	If an NPI class A shareholder challenges, there is a price ceiling equal to a 30% IRR on invested capital.

— We have not verified the price ceiling calculation, but Nextel Partners has estimated that the price ceiling will be in a range of $16.97 to $18.79/share.

•	If NWIP challenges, price floor equal to a 10% IRR on invested capital.

— We have not verified the price floor calculation, but Nextel Partners has estimated that the price floor will be in a range of $6.81 to $7.99/share.

•	Timeline unclear.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this press release that are not historical or current facts deal with potential future circumstances and developments, in particular, matters relating to the put rights and valuation process related to Nextel Partners shares and the timing of the proposed merger with Sprint Corporation. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: approval of the proposed merger of Nextel and Sprint Corporation by their respective shareholders and satisfaction of various other conditions to the closing of the merger; whether the notices required to initiate the put process with respect to Nextel Partners shares are delivered, the potential exercise of the put right by a majority of Nextel Partners’ shareholders; the timing and outcome of the processes relating to, and resolution of various interpretive issues relevant to, the put rights and related appraisal process; and the risks that are described from time to time in Nextel’s reports filed with the SEC, including Nextel’s annual report on Form 10-K, as amended, for the year ended December 31, 2004 and quarterly report on Form 10-Q for the quarterly period ended March 31, 2005. This document speaks only as of its date, and Nextel disclaims any duty to update the information herein.

Additional Information and Where to Find It

Sprint Corporation has filed a Registration Statement on Form S-4 with the SEC (Reg. No. 333-123333) containing a definitive joint proxy statement/prospectus regarding the proposed merger of Sprint and Nextel. SHAREHOLDERS OF SPRINT AND SHAREHOLDERS OF NEXTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The definitive joint proxy statement/prospectus has been mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders may obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Sprint Investor Relations at Sprint Corporation, 6200 Sprint Parkway, Overland Park, Kansas 66251, Mailstop: KSOPHF0102-1B322, 800-259-3755, option 1 or from Nextel Investor Relations at 2001 Edmund Halley Drive, Reston, Virginia 20191, 703-433-4300.

In the event that Nextel Partners’ shareholders exercise the put right and NWIP elects to pay the put price in shares of listed common stock, a registration statement will be filed with the SEC. SHOULD THAT OCCUR, SHAREHOLDERS OF NEXTEL PARTNERS ARE ENCOURAGED TO READ THAT REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS THAT WOULD BE A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PURCHASE OF NEXTEL PARTNERS’ CLASS A COMMON STOCK PURSUANT TO NEXTEL PARTNERS’ PUT RIGHT. In the event such documents are filed with the SEC, investors and security holders will be able to obtain them when they become available free of charge at the SEC’s web site, www.sec.gov, or from Nextel Investor Relations at Nextel Communications, Inc., 2001 Edmund Halley Drive, Reston, Virginia 20191, (703) 433-4300.

Participants In Solicitation

Sprint, Nextel and their respective directors and executive officers, other members of management and employees and the proposed directors and executive officers of the combined company, may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning the proposed directors and executive officers of the combined company, Sprint’s and Nextel’s respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the definitive joint proxy statement/prospectus contained in Sprint’s Registration Statement on Form S-4 (Reg. No. 333-123333) filed with the SEC on June 10, 2005 and in each company’s Form 10-K, as amended, for the year ended December 31, 2004.

In connection with the potential exercise of Nextel Partners’ put right, Nextel and NWIP and their respective directors and executive officers and other members of their managements and employees may be deemed to be participants in the solicitation of proxies from Nextel Partners’ shareholders. Information concerning Nextel’s directors and executive officers is included in the definitive joint proxy statement/prospectus contained in Sprint’s Registration Statement on Form S-4 (Reg. No. 333-123333) filed with the SEC on June 10, 2005 and in Nextel’s Form 10-K, as amended, for the year ended December 31, 2004. Additional information regarding the interests of participants of Nextel and/or of NWIP in the solicitation of proxies in respect of the put right, if any, will be included in the registration statement and/or proxy statement, if required to be filed with the SEC.

Annex A
Definition of Fair Market Value from Nextel Partners, Inc. Certificate of Incorporation

     (a) “FAIR MARKET VALUE” of the Corporation means the price that would be paid for all of the Corporation Capital Stock (excluding the Series B Preferred Stock and any mandatorily redeemable pay-in-kind non-convertible securities) by a willing buyer to a willing seller, in an arm’s-length transaction, as if the Corporation were a publicly traded and non-controlled corporation and the buyer was acquiring all of such Corporation Capital Stock of the Corporation, and assuming that the Corporation was being sold in a manner designed to attract all possible participants to the sales process (including Nextel and its Competitors, subject to the provisions below) and to maximize stockholder value (including, if necessary, through a public or private market sale or other disposition (including tax-free spin-offs, if possible) of businesses prohibited by legal restrictions to be owned by a particular buyer or class of buyer), with both buyer and seller in possession of all material facts concerning the Corporation and its business. In all cases, Fair Market Value for the Corporation will include a control premium and there will be no minority or illiquidity discount. Fair Market Value of the Corporation shall be determined on the assumption that in a competitive acquisition market with Nextel and prospective buyers other than Nextel, the Corporation would be at least as valuable to other prospective buyers as to Nextel. Fair Market Value shall be determined on the assumption that the Corporation is at least as valuable as if it were a part (although separable) of Nextel, with the valuation of the Corporation for purposes of this sentence being derived from a valuation of Nextel consistent with the first sentence of this paragraph but without taking into account a control premium for Nextel (it being understood that a control premium, however, will be applied to the Corporation). Fair Market Value of the Corporation will not include any premium solely due to the fact that a competitor of Nextel might be willing to pay a premium for the Corporation in order to hamper or impede Nextel’s growth or strategy. If the Corporation’s stock is publicly traded, Fair Market Value will take into consideration (i) the trading activity and history of the Corporation’s stock and (ii) the Corporation’s most recent “unaffected” public market stock price. In making the determination of Fair Market Value of the Corporation, the Corporation will be given the benefit of the fact that it uses the Nextel brand name, business and technology pursuant to the Joint Venture Agreement, but there will be no discount or premium included in any valuation of the Corporation relative to its business as conducted or reasonably expected to be conducted due to the facts that (v) the Corporation will not own but Nextel will directly or indirectly lease or otherwise make available to the Corporation certain of its rights, assets and services pursuant to the Joint Venture Agreement and the other Collateral Agreements, or pursuant to any other agreements or arrangements entered into from time to time between Nextel and/or its

Subsidiaries, on the one hand, and the Corporation and/or its Subsidiaries, on the other hand, (w) in certain circumstances Nextel will have the right to acquire the Corporation’s FCC licenses, and in such a case, the Corporation will not own, but Nextel and/or its Subsidiaries will directly or indirectly make available to the Corporation, the right to manage the use of the frequencies subject to such licenses, (x) Nextel directly or indirectly has, and may exercise, certain aspects of control over the Corporation’s business and the Corporation, (y) Nextel directly or indirectly provides certain services and other benefits to the Corporation on a cost or subsidized basis and (z) there may be few potential buyers for the Corporation due to any real or perceived control of the Corporation exercised by Nextel or due to the fact that only Nextel has an identical technology platform.

     (b) Within 20 days after notice is given of the exercise of a Put Right or an NWIP Call Right, the Board of Directors (by majority vote with the NWIP Designee abstaining) will select and identify to NWIP a nationally recognized investment banker or appraiser (the “First Appraiser”) and NWIP will select and identify to the stockholders a nationally recognized investment banker or appraiser (the “Second Appraiser”). The date when both appraisers have been identified, is the “Start Date”. NWIP, the Corporation and the other stockholders will (and NWIP will cause Nextel to) cooperate with any appraisers appointed under this Section and share with each such appraiser all information relevant to a valuation of the Corporation. Within 30 days of the Start Date, the First Appraiser and the Second Appraiser will each determine its preliminary view of the Fair Market Value of the Corporation in accordance with the criteria set forth in Section 5.7(a) , and will consult with each other with respect to their respective preliminary values. On or prior to the 45th day after the Start Date, the First Appraiser and the Second Appraiser will each render to the stockholders its written report on the Fair Market Value of the Corporation.

     (c) If the higher Fair Market Value determined under Section 5.7(b) (the “High Value”) is not more than 110% of the lower Fair Market Value determined under Section 5.7(b) (the “Low Value”), then the Fair Market Value will be the average of the High Value and the Low Value. If the High Value is more than 110% of the Low Value, then, not more than 60 days after the Start Date, the First Appraiser and the Second Appraiser will together designate another nationally recognized investment banker or appraiser (the “Third Appraiser”), who will not be informed of the values determined by the First and Second Appraisers. The Third Appraiser will make a determination of the Fair Market Value of the Corporation in accordance with the criteria set forth in Section 5.7(a) and deliver its written report to the stockholders (the “Third Value”) not more than 30 days after the Third Appraiser is designated. If the Third Value is within the middle one third of the range of values between the High Value and the Low Value (the “Mid-Range”), Fair Market Value will be the Third Value. If the Third Value does not fall within the Mid-Range, the Fair Market Value will be the average of (x) the Third Value and (y) either (i) the High Value or (ii) the Low Value, whichever is closest to the Third Value, provided that the Fair Market Value shall not be less than the Low Value nor greater than the High Value.

     (d) The determination of Fair Market Value under Section 5.7(c) will be final and binding on all Class A Stockholders unless a challenge (a “Notice of Challenge”) by any Class A Stockholder is filed with NWIP pursuant to this Section 5.7(d) within 20 days of the receipt by the Class A Stockholders of the final determination under Section 5.7(c). As soon as practicable after the end of the 20-day period for giving a Notice of Challenge, NWIP will notify the Corporation and all challengers of the names and addresses of all challengers. Not more than 10 days after receiving such notice, the challengers will, in a writing executed by all of them, notify the Corporation and NWIP of the challenger that has been selected as their representative and who has been given irrevocable authority to represent the challengers for all proceedings under this Section 5.8(d) (the “Challenger’s Representative”). If the Corporation and NWIP do not receive the executed writing from the challengers in the 10-day period, the Corporation will select a challenger by lot to act as the Challenger’s Representative, and will notify NWIP and all the challengers of the party selected. If the Challenger’s Representative is selected by lot, each challenger will have 5 days to notify the Corporation and NWIP that it elects to irrevocably abandon the challenge, and to accept its share of the Fair Market Value as determined under Section 5.8(c). Any challenger that does not abandon the challenge as described in the preceding sentence, will be deemed to have irrevocably designated the Challenger’s Representative selected by lot as its agent for purposes of proceedings under this Section 5.8(d). No challenger can participate in the challenge proceeding except through the Challenger’s Representative. Any Class A Stockholder that does not give notice and join the challengers will be paid its appropriate share of Fair Market Value (as determined under Section 5.8(c)) , but will be forever barred from asserting any objection to Fair Market Value as so determined. The procedures provided for in this Section 5.7(d), including the Challenge Floor Price and Challenge Ceiling Price, each as hereinafter defined, shall not be considered by any appraiser in determining Fair Market Value.

     (e) The determination of Fair Market Value under Section 5.7(c) will be final and binding on NWIP unless NWIP believes that the Fair Market Value determined under Section 5.7(c) does not reflect the true Fair Market Value or was improperly determined and gives notice to each Class A Stockholder and to the Corporation within 20 days of receiving the final determination under Section 5.7(c) that it is initiating a proceeding under this Section 5.7(e). Not more than 10 days after receiving a notice under the preceding sentence, the Class A Stockholders will designate, by majority vote, a representative and notify NWIP and the Corporation in writing of the identity of such representative (or, if such designation by majority vote does not occur for any reason, then the Corporation will select a representative by lot and shall notify NWIP and the other Class A Stockholders in writing of such selection), who will be irrevocably authorized to be the “Challenger’s Representative” to act as the agent of all Class A Stockholders in the defense of the challenge by NWIP. No Class A Stockholder will have the right to participate in the defense except through the Challenger’s Representative.

     (f) The party or parties bringing the challenge will be required to demonstrate to a tribunal composed of three persons with expertise in valuing companies similar to the Corporation, one selected by each of NWIP and the Board of Directors and the third member of the tribunal selected by the first two members, that the Fair Market Value determined under Section 5.7(c) (or the underlying values determined by the Appraisers on which it was based) was grossly incorrect or fraudulently obtained; and what the correct Fair Market Value should be. The tribunal determining the challenge is to determine Fair Market Value and no party will seek to have that determination referred to an investment banker or appraiser (although they may testify or offer evidence to the tribunal).

     (g) If there is a challenge by NWIP pursuant to Section 5.7(e), regardless of the outcome of the proceeding, the amount to be paid to the Class A Stockholders may be higher than their proportionate share of the amount that they would have received if the Fair Market Value were equal to the Challenge Ceiling Price but will not be less than their proportionate share of the amount that they would have received if the Fair Market Value were equal to the Challenge Floor Price. If there is a challenge by the Board of Directors pursuant to Section 5.7(d), regardless of the outcome of the proceeding, the amount to be paid to the Class A Stockholders may be less than their proportionate share of the amount that they would have received if the Fair Market Value were equal to the Challenge Floor Price but will not be more than their proportionate share of the amount that they would have received if the Fair Market Value were equal to the Challenge Ceiling Price.

     (h) The following terms have the following meanings:

“CHALLENGE CEILING PRICE” means an amount equal to the sum of those amounts that for each tranche of capital actually invested in the Corporation (whether contributed in cash or in kind and, if in kind, valued as set forth in Section 5.7(i)), would return to investors in each tranche (regardless of whether there are any investors from that tranche who continue as equity holders, and without regard to any purchase or sale transactions or the price of such transfers among equity holders) an amount that would represent a 30% internal rate of return on the amount of capital invested in connection with such tranche, compounded annually from the date that such capital relating to such tranche was contributed to the date of the determination.

“CHALLENGE FLOOR PRICE” means an amount equal to the sum of those amounts that for each tranche of capital actually invested in the Corporation (whether contributed in cash or in kind and, if in kind, valued as set forth in the Section 5.7(i)), would return to investors in each tranche (regardless whether there are any investors from that tranche who continue as equity holders, and without regard to any purchase or sale transactions or the price of such transfers among equity holders) an amount that would represent a 10% internal rate of return on the amount of capital invested in connection with such tranche, compounded annually from the date that such capital relating to such tranche was contributed to the date of the determination.

“INVESTMENT FORMULA PRICE” means in respect of each tranche of capital actually invested in the Corporation (whether contributed in cash or in kind, but excluding the Series B Preferred Stock), an amount that would represent a 20% internal rate of return on the amount of capital invested in connection with such tranche (regardless of whether there are any investors from such tranche who continue as equity holders, and without regard to any purchase or sale transactions or the price of such transfers among equity holders), compounded annually from the date that such capital relating to such tranche was contributed to the date of the purchase.

     (i) For purposes of calculating the Investment Formula Price, Challenge Ceiling Price and Challenge Floor Price, except for frequencies which will be valued as provided in Exhibit 4.1 to the Joint Venture Agreement, the Board of Directors shall place a cash equivalent value on each non-cash capital investment made in the Corporation at the time such investment is made, and such cash equivalent value shall be used in all calculations of Investment Formula Price, Challenge Ceiling Price, and Challenge Floor Price.